Contact

www.linkedin.com/in/jonah-fialkow
(LinkedIn)

Top Skills

Public Speaking
Customer Service
Microsoft Excel

Languages

English

Honors-Awards

College of Business Scholarship
Edmund J. James Scholar
Walgreens Case Competition - 1st Place
Phi Eta Sigma National Honor Society
Fred and Hazel Erickson Memorial Scholarship

Jonah Fialkow
CEO at Bracketology
Greater Chicago Area

Summary

Graduated from the Gies College of Business at the University of Illinois Urbana-Champaign in May 2019 with a double major in Marketing and Information Systems/Information Technology.

Currently serve as the CEO of Bracketology, the world's first centralized fantasy gaming platform for reality TV. Led by its first property, Bach Bracket (founded by four women in 2016, think Fantasy Football for The Bachelor franchise television shows), Bracketology plans to expand into additional reality tv shows (Survivor, Big Brother, The Voice, etc.) adding to its current base of over 580,000 unique users.

Experience

Bracketology
Chief Executive Officer
October 2021 - Present (2 years 8 months)
Chicago, Illinois, United States

Fantasy sports, for reality TV. Bracketology is the premier centralized fantasy gaming platform for reality TV shows. Jonah has led Bracketology's evolution to $460K in funding and 3x product offering through his entrepreneurial passion and content creation.

Levy Restaurants
Seat Vendor at Wrigley Field
June 2015 - Present (9 years)
Wrigley Field, Chicago, IL

• Sell over $1,100 per game across 7 different snack foods and beverages at Wrigley Field
• Receive regular recognition from supervisors through 8 Marquee Tokens for excellent customer service
• Demonstrate ability to multi-task and communicate effectively with thousands of customers and other Wrigley employees

Foot Locker
Site Merchandiser
January 2021 - September 2021 (9 months)
Chicago, Illinois, United States

• Authored consumer-facing content for champssports.com and performed analysis on content placement using Adobe Analytics, recommending performance-based changes to the brand team
• Implemented new tagging structure for graphics to allow for positional analysis on homepage, leading to more in-depth reporting

Paragon Marketing Group
Project Coordinator
June 2019 - January 2021 (1 year 8 months)
Greater Chicago Area

• Foster relationships and facilitate supply chain product logistics with 20 Gatorade-partner colleges and universities in the NCAA summer camp program that fuels over 900,000 youth athletes annually
• Spearhead guerrilla sampling efforts for the Bolt24 brand, executing full-bottle sample distribution events that reach 750,000 consumers, establishing product awareness in competitor-concentrated markets
• Develop Microsoft Excel formulas to make bi-weekly payroll tracking and monthly agency-out-of-pocket budget reconciliations more accurate and efficient, as well as explicate summary statistics for End of Year Report that is shared with Gatorade
• Oversee relationship with outsourced Employer of Record to ensure smooth hiring, onboarding, I-9 verification, and payroll for more than 1,700 seasonal employees
• Evaluate and secure 10 new back-of-year expansion partners that support 43,500 youth athletes, improving Gatorade's brand exposure in the North Carolina and Illinois regions
• Track content and impressions of official Gatorade social media accounts and tags to generate meaningful reports and insight about social partner connectivity that is shared with the brand

Gies College of Business - University of Illinois Urbana-Champaign
Office of Undergraduate Admissions Team Member
January 2017 - May 2019 (2 years 5 months)
Urbana-Champaign, Illinois Area

• Led official Gies College of Business admissions information sessions and campus tours bi-weekly

• Engaged with hundreds of prospective students over 5 semesters, generating increased admissions retention for Gies Business
• Coordinated and facilitated annual Gies Business open-house event for 225 prospective students and their families

W Partners
Summer Intern
May 2018 - August 2018 (4 months)
Greater Chicago Area

• Completed hands-on projects and multi-faceted assignments for small, three-employee marketing agency
• Generated 15+ property representation targets for W Partners to pursue and presented findings to whole team, including CEO
• Created database of 340 corporate stadium naming rights contracts to highlight growth opportunities for the company

All Sports Series Chicago
Summer Intern
June 2017 - August 2017 (3 months)
Greater Chicago Area

• Managed 7 intramural sports leagues' website pages populated with scores, standings, highlight videos, and Power Rankings
• Acted as liaison between league officials and All Sports Series employees resulting in streamlined communication
• Led company's day-to-day operations for 5 days when CEO took leave of absence, managing various facets of the business

RoomE
Head of Social Media
December 2015 - August 2017 (1 year 9 months)
Northbrook, IL

• One of 4 founding members of iPhone application aimed at simplifying college roommate-search process
• Coordinated 250+ university-specific roommate-searching Facebook groups to concentrate target market
• Developed list of 440 target schools and corresponding hex codes to input into application database
• In first year beta testing, app attracted over 300 users from 75 different universities

Education

University of Illinois at Urbana-Champaign
Bachelors, Marketing and Information Systems/Information
Technology · (2015 - 2019)

Universitat Pompeu Fabra
Marketing · (2018 - 2018)

Glenbrook North High School
High School · (2012 - 2015)